

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Corey Sanders
Chief Financial Officer
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: MGM Resorts International**
> **Form 10-K for the year ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-10362**

Dear Mr. Sanders:

We have reviewed your July 21, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2020 letter.

Form 10-K for the year ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDAR, page 37

1. We note your presentation of Adjusted EBITDAR and that management uses Adjusted Property EBITDAR as the primary profit measure for your reportable segments. Please note the presentation of the total segment profit or loss measure in any context other than the ASC 280 required reconciliation in the footnote is considered a presentation of a non-GAAP financial measure. In future filings, please revise your presentation accordingly. Refer to Question 104.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

<u>Non-GAAP Measures , page 40</u>

2.   We note your response to comment 1. In future filings, please limit your presentation of Adjusted EBITDAR to the most current period presented.

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction